Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

March 26, 2013

VIA FEDERAL EXPRESS AND EDGAR

Duc Dang, Esq.

Attorney - Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitol Acquisition Corp. II
Confidential Draft Registration Statement on Form S-1
Submitted January 29, 2013
CIK No. 0001512499

Dear Mr. Dang:

On behalf of Capitol Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated February 26, 2013, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended filing of the Registration Statement, a copy of which has been marked with the changes from the original filing submitted on January 29, 2013. We are also delivering three (3) courtesy copies of such marked filing to Folake Ayoola. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

We wish to note for the Staff that in addition to the changes included in the Registration Statement responding to the Staff’s comments, we have revised the disclosure in the Registration Statement to (i) reduce the size of the offering from $175 million to $150 million, (ii) change the components of the units from one share and one warrant to one share and one half (1/2) of one warrant and (iii) remove the ability of the Company to engage in a tender offer in lieu of holding a stockholder meeting to approve any proposed business combination. Conforming revisions have been made throughout the Registration Statement to reflect the foregoing changes.

Securities and Exchange Commission

March 26, 2013

General

1.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

The Company has filed the Registration Statement live and a copy of this correspondence is being submitted via EDGAR.

2.	Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Duly noted. The Company does not intend to request confidential treatment of the information in correspondence submitted via EDGAR.

Prospectus Summary, page 1

3.	You disclose, on page 1, that you “may” acquire a shell with no operating history and disclose, on page 2, that the initial business combination “must” be with targets that have a fair value of at least 80% of the trust proceeds at the time of the agreement. The two statements do not appear consistent. Please revise to reconcile.

We have revised the disclosure on pages 1 and 46 of the Registration Statement to remove the reference to the Company acquiring a shell company as requested.

Securities and Exchange Commission

March 26, 2013

4.	We note disclosure here and in other parts of the prospectus regarding Mr. Ein’s approximately 21 years of private equity and venture capital investing experience. Please balance this disclosure with a discussion of any major adverse business developments experienced by him.

Mr. Ein has not experienced any major adverse business developments. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Management Expertise and Prior Blank Check Experience, page 48

5.	Please revise to clarify that in the case of Capitol I, Mr. Ein played no role in evaluating the assets subsequently acquired by Two Harbors, if true. Also, clarify that Mr. Ein only evaluated the business plan presented by the subsequent control persons of Two Harbors.

We have revised the disclosure on page 48 of the Registration Statement as requested.

6.	Please revise to clarify the impact that legacy assets may have had on the NAREIT Mortgage REIT Index and Peer Group Index companies but not on Two Harbors since it was formed in 2009. Please tell us how you determined that the listed companies were appropriate “peers” and if there were other peer mortgage REITs that commenced operations after 2008.

We have revised the chart and related note included on page 48 of the Registration Statement to address the Staff’s comment and to remove the “peer” group.

Audited Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

7.	Please confirm that you have obtained a signed report from your independent registered public accounting firm. To the extent you have received a signed audit report, please have your auditors revise the report included in the filing to include the name of the audit firm.

We confirm the Company has obtained a signed report from its independent registered public accounting firm. The audit report included in the Registration Statement has been revised to include the name of the audit firm as requested.

Securities and Exchange Commission

March 26, 2013

Financial Statements

Notes to Financial Statements

Note 4 – Deferred Offering Costs, page F-10

8.	Please tell us when you began accruing offering costs related to the current offering, and whether any of the amounts included in deferred offering costs as of December 31, 2012 and 2011 include offering costs related to the registration statement that was abandoned on November 1, 2012. To the extent deferred offering costs includes costs incurred with the prior offering, explain to us why these costs were not charged to operations in accordance with company policy.

As previously discussed with Mr. Dang and Ms. Ayoola of the Staff, this filing is not a new offering but instead is a continuation of the offering originally filed by the Company in February 2011. The Staff mistakenly ordered the prior registration abandoned and has agreed to treat this filing as a continuation of the prior offering as it was intended to be treated. Accordingly, all the deferred offering costs relate to the same offering. As a result, none of the deferred offering costs are required to be charged to operations.

Note 7 – Stockholder Equity Common Stock, page F-11

9.	We have considered your response to prior comment 16 from our letter dated March 16, 2011. Please explain to us why the approximately 982,000 shares subject to forfeiture issued to the sponsor and held in escrow would not be considered a share-based award subject to a market condition. Reference is made to ASC Topic 718-10-30-14.

Although the shares subject to forfeiture were referred to in the Registration Statement as “earn out shares,” they are not subject to any type of typical earn out as that phrase is commonly used and we believe the “earn out shares” are simply to be accounted for as equity.

The purchase of common stock by the Company’s sponsors, including the “earn out shares,” are equity transactions at a fixed price for a fixed total number of shares. All of these shares, including the “earn out shares,” are owned by the Company’s sponsor, officers and directors as of the date of purchase. No additional shares will be issued to the Company’s sponsor, officers or directors, even if the market price contingency related to the “earn out shares” is met. However, the “earn out shares” will be held in escrow until such contingency is met following a business combination. If the contingency is not met, the “earn out shares” will be forfeited by the sponsor, officers and directors and returned to the Company at no cost to the Company. If the contingency is met, the “earn out shares” will simply be released from escrow. The sponsor, officers and directors will not receive any additional consideration whatsoever (and no additional shares of common stock will be issued by the Company) if the contingency is met – the shares held in escrow will simply be released to the sponsor, officers and directors.

We respectfully believe the shares which were referred to as “earn out shares” in the Registration Statement more appropriately fall under the guidelines of “clawbacks.” A clawback typically requires that an employee, or the sponsor, officers and directors in this case, return the award of stock to a company if certain conditions are not met (ASC 718-10-55-8), which, in this case, would be certain market price contingencies which if not met would require the sponsor, officers and directors to return the shares held in escrow to the Company at no cost to the Company. “Clawback” securities are accounted for if and when the contingent event occurs and are not considered in estimating the fair value of an equity instrument on the date they are issued.

Securities and Exchange Commission

March 26, 2013

As required by ASC 718-10-30-23 through 30-24 and ASC 718-20-35-2, such features would be considered only when the relevant contingency occurs pursuant to those features. It would be accounted for if and when the contingent event occurs by recognizing the consideration received in the corresponding balance sheet and a credit in the income statement equal to the lesser of the recognized compensation costs of the share-based payment arrangement that contains the contingent feature and the fair value of the consideration received.

To avoid any future confusion, we have revised the disclosure in the Registration Statement to refer to the above-referenced shares as “founder forfeiture shares” rather than as “earnout shares.”

* * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Mark D. Ein, CEO